LoJack Corporation
200 Lowder Brook Drive
Suite 1000
Westwood, MA 02090

May 18, 2009

VIA FAX AND EDGAR

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	LoJack Corporation Form 10-K for the fiscal year ended December 31, 2008 Filed March 15, 2009 Form 10-Q for the quarterly period ended March 31, 2009 File Number 1-08439

Dear Mr. Sprigel:

We have received your letter dated May 14, 2009 and are in the process of preparing responses to your comments.  As I discussed with Sharon Virga, Senior Staff Accountant, our Annual Meeting of Shareholders is this Wednesday, May 20th and we do not expect to be able respond within ten (10) business days of your letter.  However, we anticipate that we should be able to respond to your comments by June 12, 2009.

Sincerely, /s/ Timothy P. O’Connor Timothy P. O’Connor Senior Vice President & Chief Financial Officer